EXHIBIT 99.1

Press release

Given the state of health emergency, the Combined Shareholders’ Meeting on May 29, 2020 will be held as a closed session

Paris, April 21, 2020 – Given the declaration of the state of health emergency due to the epidemic of Covid-19, as well as in application of the provisions of Ordinance n° 2020-290 of March 23, 2020, the Combined Shareholders’ Meeting of the Company to be convened on Friday May 29, 2020 at 10:00 am, will be held at the Company’s registered office, 2 Place Jean Millier - La Défense 6, 92400 Courbevoie without the physical presence of shareholders and other members and persons entitled to participate. No admission card to this Meeting will be issued. The agenda for the Shareholders’ Meeting is unchanged. The shareholders are informed that Mses Patricia Barbizet and Marie-Christine Coisne-Roquette, shareholders of the Company, will act as scrutineers for the Shareholders’ Meeting.

The Shareholders’ Meeting will be streamed live in full on the Company’s website https://www.total.com/investors/shareholders-meetings. All useful information relating to this Meeting is regularly updated on this page of the website.

In this context, shareholders are invited to exercise their voting rights before the holding of the General Meeting, either by internet via the secured Votaccess platform, or by returning their postal voting form, or also by giving proxy. Proxies to third parties will be treated in accordance with article 6 of decree n° 2020-418 of April 10, 2020. The detailed procedures relating to the exercise of the right to vote prior to the Shareholders’ Meeting will be specified in the notice of the General Meeting.

Insofar as the Shareholders’ Meeting will be held without the physical presence of the shareholders, it will not be possible to ask oral questions, amend the resolutions or propose new resolutions. However in order to promote shareholder dialogue, shareholders will have the possibility to ask questions on the dedicated transmission platform which will be accessible three days before the day of the Shareholders’ Meeting, i.e. as from May 26, 2020, as well as the day of the Shareholders’ Meeting. As in previous Shareholders’ Meeting, the Chairman will devote an hour to answering live on the day of the Shareholders’ Meeting as many questions as possible.

In addition, shareholders have the possibility of sending written questions, no later than the fourth business day preceding the date of the Shareholders’ Meeting, i.e., May 25, 2020 by registered letter, to the registered office. To be taken into account, these written questions must be accompanied by a certificate attesting to the registration of the shares in a registered securities account of the Company or in a bearer share account by an intermediary referred to in article L. 211-3 of the French Monetary and Financial Code.

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About Total

Total is a major energy player, which produces and markets fuels, natural gas and low-carbon electricity. Our 100,000 employees are committed to better energy that is safer, more affordable, cleaner and accessible to as many people as possible. Active in more than 130 countries, our ambition is to become the responsible energy major.

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Total contacts

Media Relations: +33 1 47 44 46 99 l presse@total.com l @TotalPress

Investors Relations: +44 (0)207 719 7962 l ir@total.com

Cautionary note

This press release, from which no legal consequences may be drawn, is for information purposes only. The entities in which TOTAL S.A. directly or indirectly owns investments are separate legal entities. TOTAL S.A. has no liability for their acts or omissions. In this document, the terms “Total” and “Total Group” are sometimes used for convenience where general references are made to TOTAL S.A. and/or its subsidiaries. Likewise, the words “we”, “us” and “our” may also be used to refer to subsidiaries in general or to those who work for them.

This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TOTAL S.A. nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise.